This slide is not for distribution in isolation and must be viewed in conjunction with the accompanying term sheet, product supplement, underlying supplement, prospectus supplement and prospectus, which further describe the terms, conditions and risks associated with the notes.

Return Enhanced Notes Linked to the Capped Upside Return of an Equally Weighted
Basket Consisting of the Financial Select Sector Index, the Health Care Select
Sector Index and the Consumer Discretionary Select Sector Index and the
Downside Return of the SandP 500[R] Index due February 3, 2016

The notes are designed for investors who seek a return of 1.14 times any appreciation of an equally weighted basket consisting of the Financial Select
Sector Index, the Technology Select Sector Index and the Consumer Discretionary
Select Sector Index, up to a maximum return on the basket of 22.80% at maturity, while being exposed to any depreciation of the SandP 500[R] Index.
Investors should be willing to forgo any benefit from any appreciation of the
SandP 500[R] Index. Investors should also be willing to forgo interest and dividend payments and, if the Capped Upside Return is not sufficient to offset the Downside Return, be willing to lose some or all of their principal. Any payment on the notes is subject to the credit risk of JPMorgan Chase and Co.

Trade Details/Characteristics
 Underlyings:              An equally weighted basket (the "Upside Underlying") consisting of the Financial Select Sector Index
                           (Bloomberg ticker: "IXM"), the Health Care Select Sector Index (Bloomberg ticker: "IXV") and the Consumer
                           Discretionary Select Sector Index (Bloomberg ticker: "IXY") and the SandP 500[R] Index (Bloomberg ticker:
 SPX)
                           (the "Downside Underlying" and, together with the Financial Select Sector Index, the Health Care Select
                           Sector Index and the Consumer Discretionary Select Sector Index, each, an "Index" and, collectively, the
                           "Indices"). We refer to each of the Upside Underlying and the Downside Underlying as an "Underlying"
                           and, collectively, as the "Underlyings."
 Upside Leverage Factor:   1.14
 Maximum Return:           22.80%
                           For example, if the Underlying Return of the Upside Underlying is equal to or greater than 20%, the
 Capped
                           Upside Return will be equal to 22.80%, which, assuming the Downside Return is equal to 0%, entitles you toa amximum payment at maturity of $1,228 per $1,000 principal amount that you hold.
Underlying Return:         (Final Value - Initial Value)/Initial Value
 Initial Underlying Level: With respect to each Underlying, the Underlying closing level on pricing date
 Ending Underlying Level:  With respect to each Underlying, the arithmetic average of the closing levels of the Underlying on each of
                           the Ending Averaging Dates
 Payment at Maturity:      The payment at matuirty on the notes will reflect the Upside Leverage Factor times any appreciation of the
                           Upside Underlying, up to the Maximum Return, and any depreciation of the Downside Underlying.
                           Accordingly, your payment at maturity per $1,000 principal amount note will be calculated as follows:
                                                            $1,000 + [1+ Capped Upside Return + Downside Return)
                           You will lose some or all of your principal amount at maturity if the Capped Upside Return is not sufficient
                           to offset the Downside Return. The Capped Upside Retrun will not be sufficient to offset the Downside
                           Return if (a) each Underlying depreciates from its Initial Value to its Final Value, (b) the Downside
                           Underlying depreciates from its Initial Value to its Final Value while the Upside Underlying remains flat frm
                           its Intial Value to its Final value, (c) the Downside Underlying depreciates from its Intial Value to its
 Final
                           Value by a greater percentage than the Upside Leverage Factor times the percentage by which the Upside
                           Underlying appreciates from its Initial Value to its Final Value or (d) the Downside Underlying
 depreciates
                           from its Initial Value to its Final Value by a percentage that is greater than the Maximum Return.
 Basket Closing Level:      Set equal to 100 on the Pricing Date. On any subsequent day, the Basket Closing Level wil be calculated as
                                                   100 x [1 + (IXM Return x 1/3) + (IXV Return x 1/3) + (IXY Return x 1/3)]
 Pricing Date:             January 16, 2015
 Ending Averaging Dates:   January 25, 2016, January 26, 2016, January 27, 2016, January 28, 2016, January 29, 2016 (the "Final
 Ending
                           Averaging Date")
 Preliminary Termsheet
Please see the term sheet hyperlinked above for additional information about the notes, including JPMS's estimated value, which is the
estimated value of the notes when the terms are set.

Hypothetical Return for the Notes at Maturity

Scenario A: Each Underlying remains flat or appreciates from its Initial Value to its Final Value. If each Underlying remains flat or appreciates from its
Initial Value to its Final Value, the Capped Upside Return will reflect any appreciation of the Upside Underlying times the Upside Leverage Factor, subject to the Maximum Return, and the Downside Return will be equal to 0%, regardless of any appreciation of the Downside Underlying.

Scenario B: Each Underlying remains flat or depreciates from its Initial Value to its Final Value. If each Underlying remains flat or depreciates from its
Initial Value to its Final Value, the Capped Upside Return will be equal to 0%, regardless of any depreciation of the Upside Underlying, and the Downside
Return will reflect any depreciation of the Downside Underlying. Accordingly, under these circumstances, the investor will lose some or all of their principal amount at maturity.

Scenario C: The Upside Underlying remains flat or appreciates from its Initial
Value to its Final Value, while the Downside Underlying remains flat or depreciates from its Initial Value to its Final Value.

If the Upside Underlying remains flat or appreciates from its Initial Value to its Final Value, the Capped Upside Return will reflect any appreciation of the
Upside Underlying times the Upside Leverage Factor, subject to the Maximum
Return. If the Downside Underlying remains flat or depreciates from its Initial
Value to its Final Value, the Downside Return will reflect any depreciation of the Downside Underlying. Accordingly, under these circumstances, the performances of the Underlyings will wholly or partially offset each other, and the investor will lose some or all of their principal amount at maturity if the
Capped Upside Return is not sufficient to offset the Downside Return.

Scenario D: The Upside Underlying remains flat or depreciates from its Initial
Value to its Final Value, while the Downside Underlying remains flat or appreciates from its Initial Value to its Final Value.

If the Upside Underlying remains flat or depreciates from its Initial Value to its Final Value, the Capped Upside Return will be equal to 0%, regardless of any depreciation in the Upside Underlying. If the Downside Underlying remains flat or appreciates from its Initial Value to its Final Value, the Downside
Return will be equal to 0%, regardless of any appreciation of the Downside
Underlying. Accordingly, under these circumstances, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

The scenarios described above apply only if you hold the notes for their entire term. These scenarios do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, thereturns and payments described in teh scenarios above would likely be lower.

Risk Considerations

The risks identified below are not exhaustive.  Please see the term sheet hyperlinked above for more information.
[] Your investment in the notes may result in a loss.
[] The appreciation potential of the notes is limited, and you will not participate in any appreciation in the Underlyings above the Maximum Return.

[] Any payment on the notes is subject to the credit risk of JPMorgan Chase and
Co.
[] JPMorgan Chase and Co.  and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging
JPMorgan Chase and Co. 's obligations under the notes.  Their interests may be adverse to your interests.
[] Lack of liquidity - J. P.  Morgan Securities LLC ("JPMS") intends to offer to purchase the notes in the secondary market but is not required to do so.
Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.
[] No interest payments.
[] JPMS's estimated value does not represent the future value of the notes and may differ from others' estimates. [] JPMS's estimated value will be lower than the issue price (price to the public) of the notes.
[] JPMS's estimated value is not determined by reference to credit spreads for our conventional fixed rate debt.
[] Secondary market prices of the notes will likely be lower than the price you paid for the notes and will be be impacted by many economic and market factors.

[] You will not benefit from any appreciation of the Downside Underlying.
[] Any appreciation of the Upside Underlying may be moderated or more than offset by any deprecation of the Downside Underlying. [] The notes do not represent an investment in a basket of Underlyings.
[] Changes in the values of the indices included in the Upside Underlying may not be correlated and may offset each other. [] The notes are subject to risks associated with the financial sector, health care sector and consumer discretionary sector. [] The averaging convention used to calculate the Ending
Underlying Level could limit returns.

SEC Legend: JPMorgan Chase and Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate.
Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase and Co. has filed with the SEC for more complete information about JPMorgan Chase and Co. and this offering. You may get these documents without cost by visiting
EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase and Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus, the prospectus supplement as well as any relevant product supplement, underlying supplement and term sheet if you so request by calling toll-free 866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase and Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase and Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.
Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.
This material is not a product of J.P. Morgan Research Departments. Filed pursuant to Rule 433 Registration Statement No. 333-199966 Dated: January
14,2015